SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2006

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Salaried Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2006 AND 2005

  MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Met-Pro Corporation Salaried Employee
  Stock Ownership Plan
Harleysville, PA

We have audited the accompanying statement of net assets available for benefits of Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
May 23, 2006
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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	JANUARY 31,
	2006	2005

Assets:
Investments	$5,374,780	$4,234,125
Dividend receivable	824	-
Cash and cash equivalents	2,309	12,515

Net assets available for benefits	$5,377,913	$4,246,640

The notes to financial statements are an integral part of the above statement.
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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	JANUARY 31,
	2006	2005

Additions:
Investment income	$87,198	$90,853

Deductions:
Benefits paid to participants	338,440	502,217

Net appreciation (depreciation) in
market value of investments	1,382,515	(1,301,001)

Net increase (decrease)	1,131,273	(1,712,365)

Net assets available for benefits:
Beginning of year	4,246,640	5,959,005

End of year	$5,377,913	$4,246,640

The notes to financial statements are an integral part of the above statement.
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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

1.	Description of the Plan

The following brief description of the Met-Pro Corporation ("the Company") Salaried Employee Stock Ownership Plan ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan covers all salaried employees who work at least 1,000 hours per year and have attained the age of 21.

Contributions - The Company may, at its discretion, contribute from time to time either cash or shares of the Company's common stock. The Company is not required to make a contribution in any given plan year.

Participant accounts - Each participant's account is credited with an allocation of (a) the Company's contribution and (b) dividends. Allocations are based on participants' earnings or account balances, as defined.

Vesting - The cash and common stock allocated to a participant's account are fully vested upon eligibility for the Plan.

Payment of benefits - The vested portion of the amount allocated to a participant's account is distributed to a participant, solely in shares of stock of the Company, within sixty days after the end of the plan year in which a termination event, as defined, occurs.

Plan termination - In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).

Concentrations - Substantially all of the Plan's assets are invested in Met-Pro Corporation common stock.

2.	Summary of Significant Accounting Policies

Investment valuation - The Plan's assets consist principally of Met-Pro Corporation common stock and are valued based on the quoted market price as reported by the New York Stock Exchange for 2006 and 2005.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

3.	Investments

The Plan's investments as of January 31 representing 5% or more of the Plan's assets are as follows:

	2006		2005
		CURRENT		CURRENT
	COST	VALUE	COST	VALUE
Met-Pro Corporation common
stock, 411,861 and 328,481
shares for 2006 and 2005,
respectively	$1,649,229	$5,374,780	$1,702,534	$4,234,125

During the year ended January 31, 2006, there was a four-for-three stock split, which was effective November 15, 2005.

4.	Income Tax Status

The Plan has received a favorable determination from the Internal Revenue Service dated November, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.

5.	Administration of Plan Assets

Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Administrative costs to the Plan are absorbed by the Company.

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2006

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE,
	BORROWER, LESSOR	RATE OF INTEREST, COLLATERAL,		CURRENT
	OR SIMILAR PARTY	PAR OR MATURITY VALUE	COST	VALUE

*	Met-Pro Corporation	411,861 shares of common stock,	$1,649,229	$5,374,780
$.10 par value

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Salaried Employee Stock Ownership Plan

July 20, 2006	By: /s/ Gary J. Morgan
Date	Gary J. Morgan
Plan Administrator

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith

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